HAND & HAND

a professional corporation

24 Calle de la Luna

San Clemente, California 92673

(9490 489-2400

facsmile (949) 489-0034

jehu@jehu.com

July 28, 2010

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Pacific Land and Coffee Corporation

Preliminary Schedule 14C

Filed June 29, 2010

File No. 000-30595

Dear Mr. Owings:

 We respond to your comments as indicated below together with an amended information statement.

1.

Please tell us how you obtained shareholder approval with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect tot your solicitation of these consents, why not.  Specifically, identify the shareholders, their relationship to the company and explain how you arrived at the 50.8% you mention on the first page of your information statement.

The staff is advised supplementally that four persons supplied the required consents: Al Coscina, holding 450,000 shares of preferred stock (4,500,000 voting rights) and 568,600 shares of common stock; Dale Nielsen, holding 450,000 shares of preferred stock (4,500,000 voting rights) and 568,600 shares of common stock; Sorbus Associates (controlled by John Hales), holding 414,425 common shares; and Dennis Nielsen, holding 500,000 shares including 333,333 held through World Link LLC. All of these persons are part of management and there was no solicitation of these consents.

Outstanding Shares and Voting Rights

2.

We note your indication here that you had 15,000,000 shares of common stock outstanding as of the Record Date or July 9, 2010.  In the second paragraph on the same page, however, you state that you had 12,725,888 shares of common stock outstanding as of the same date.  Please advise why these amounts differ and clarify when the 900,000 shares of Series A Convertible Preferred Stock were converted into shares of common stock and whether they voted for the resolutions being presented in this information statement prior to converting.

We have expanded the disclosure on this page and on the first page of the Information Statement to eliminate the inconsistency.

3.

Please also disclose when the board of directors authorized the establishment of the Series B Preferred Stock.  Please also disclose the details of the purchase of 129 University Place LLC that lead to the board authorizing and you issuing the 42,260 shares of Series B Convertible Preferred Stock.  In this regard, we note that your amended Form 10-Q for the period ended December 31, 2009 disclosed that you had 1,000,000 shares of preferred stock authorized with 900,000 shares issued and outstanding.

Complied by disclosing the date of the authorization and information regarding the acquisition.

Security Ownership of Certain Beneficial Owners and Management

4.

Please revise to clarify as of what date this table has been presented, as opposed to stating "as of the date of this report."  In doing so, please clarify how many shares of common stock are outstanding as of the same date, so that it is clear how you are calculating the percentages presented in the table.

Complied.

Effect of the Increase in Number of Authorized Shares of Common Stock

5.

Here, under "Vote Required" and "Outstanding Shares and Voting Rights" we note your indication that you plan to increase the number of authorized shares of Common Stock from 20,000,000 to 50,000,000 shares of Common Stock, however this action was not included in your Notice of Stockholder Action nor do you mention it on the first page of your Information Statement where you summarize the actions taken.  Please clarify your disclosure to state, if true, that your board adopted and the stockholders approved a proposal that authorized an increase in your authorized shares.

This section has been deleted as a carryover from a previous draft.

6.

Please also disclose why you desire to increased your authorized shares to the amount proposed.  In this regard, we note a press release dated July 9, 2010 where you indicate that you have acquired 129 University Place LLC which in turns owns the Orpheum Theatre.  If the increase in authorized shares is to facilitate the acquisition of 129 University Place LLC, please expand your disclosure to discuss the terms of the acquisition.  To the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, it would appear that Items 11, 13 and 14 of Schedule 14A would be applicable.  Please revise accordingly or advise.

Since we do not intend to increase the number of authorized shares, this comment is not applicable.

7.

Also, we note your officers and director have resigned in connection with your purchase of 129 University Place LLC and it appears that there has been a change of control of the company with the issuance of the Class B Convertible Preferred Stock.  Please advise us why you did not file a Form 8-K and/or a Schedule 14F describing this transaction, change of control and establishment of a new series of preferred stock.

The 8-K has been filed herewith.

Effective Date

8.

Please tell us why this discussion refers to a three-for-one ratio and a record date of September 4, 2007 or revise.

This disclosure has been revised.

H. Christopher Owings

Securities & Exchange Commission

July 28, 2010

Page -2-

Form 10-K

9.

Please advise us when you plan to file your annual report on Form 10-K as it appears that it is past due and has not been filed within the additional time allowed by Rule 12b-25.

We expect to file the 10-K in the next few days.

Very truly yours,

Jehu Hand

JH:kp